February 8, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson Special Counsel Office of Transportation and Leisure
Tonya K. Aldave

Re:	EnerJex Resources, Inc.

Amendment No. 3 to

Registration Statement on Form S-4

Filed February 6, 2018

File No. 333-221712

Dear Ms. Nicholson:

On behalf of EnerJex Resources, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the S-4 filing as transmitted by a letter dated February 8, 2018 (the “Comment Letter”) to Louis G. Schott, Interim Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the S-4 Filing (the “Amended S-4 Filing”) reflecting changes in response to your comments is being filed on February 8, 2018 via the Commission’s EDGAR system.

Exhibit 23.5 Consent of Independent Registered Public Accounting Firm

1.       We note that the auditor’s consent indicates that they consent to the use of their report dated May 12, 2017 on the audit of the financial statements of AgEagle Aerial Systems, Inc., which is contained in the S-4/Proxy Statement filed by Enerjex Resources, Inc. However, we note that the report of the independent auditor contained on page 160 is dated May 15, 2017. Please revise your consent to correct this discrepancy.

Response: We have revised the auditor’s consent and have included a revised consent in this filing. Please note, this filing has been abbreviated to only include the revised consent exhibit.

Other

2.       Please note the age of financial statements requirement pursuant to Rule 8-08 of Regulation S-X and update the filing accordingly.

Response: We have reviewed Rule 8-08 of Regulation S-X and no update is required at the current date.

**************

Please feel free to contact the undersigned at 954-991-5426 with any questions.

Very truly yours,

/s/ Joel D. Mayersohn